[ANNESS, GERLACH & WILLIAMS LETTERHEAD]


August 28, 1998



Board of Directors
Home Federal Savings and Loan
  Association of Niles
55 North Main Street
Niles, Ohio  44446-5097


Re: State Income Tax Opinion Relating to the Conversion of Home Federal Savings and Loan Association of Niles from a Federally Chartered Mutual Savings and Loan Association to a Federally Chartered Stock Savings and Loan Association Under Section 368(a)(1)(f) of the Internal Revenue Code of 1986, as Amended
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Gentlemen:

You have asked Anness, Gerlach & Williams (the "Firm") to provide an opinion as to the State of Ohio tax consequences of the conversion of Home Federal Savings and Loan Association of Niles from a federally chartered mutual institution to a federally chartered stock institution (hereinafter, the "Association") and the formation of First Niles Financial, Inc. (hereinafter, the "Company") a holding company of which the Association will become a wholly owned subsidiary. Specifically you have asked that we address the Ohio tax consequences to the Association, in its mutual or stock form, the Company, eligible account holders, parties receiving subscription rights, parties purchasing conversion stock and other parties participating in the conversion. In regards to the aforementioned, we have been asked to provide an opinion as to whether the Ohio tax consequences will be essentially the same as the federal income tax consequences as detailed in the opinion provided by Silver, Freedman & Taff, LLP, dated July 21, 1998.

Facts

Pursuant to the Plan of Conversion (the "Plan"), as amended, dated July 6, 1998, the mutual association will convert to a stock savings institution and will concurrently form a holding company which will own all of the stock of the newly formed stock savings institution. The stock of the holding company will be offered for sale to the association depositors and, contingently, to the general public. This series of events will hereinafter be referred to as the "Conversion". The business of the institution will be the same both before and after this transaction. Our opinion has been formed assuming that the Conversion is implemented in accordance with the terms of the Plan, and all conditions precedent contained in the Plan will be performed or waived prior to the completion of the Conversion.




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Assumption

Our opinions as to the Ohio tax consequences of the Conversion set forth hereinbelow have been formed on the assumption that the Conversion will generate no federal taxable income to any of the aforementioned parties participating in the Conversion. This assumption is based solely on the federal income tax opinion provided by Silver, Freedman & Taff, LLP, dated July 21, 1998.


Opinion

Based on the foregoing facts and assumption, together with the relevant sections of the Ohio Revised Code ("ORC") and judicial precedents as of the date hereof, and provided that the Association, in its mutual or stock form, and the Company are at the time of Conversion a corporation within the meaning of Internal Revenue Code Section 7701(a)(3), the Firm is of the opinion that for Ohio tax purposes, the tax consequences of the Conversion will be as follows:

(1) The Association, in its mutual or stock form, the Company, eligible account holders, parties receiving subscription rights, parties purchasing conversion stock and other parties participating in the Conversion will recognize no gain or loss as a result of the Conversion. Therefore the Conversion itself will not be a taxable transaction to any deposit account holder or borrower member of the Company in its mutual or stock form for purposes of the Ohio corporate franchise tax and the Ohio personal income tax. This is consistent with the federal income tax consequences of the Conversion to these parties and is based on the relevant ORC sections discussed herein.

        ORC Section 5733.04 defines the term "corporate net income" to mean the taxpayer's taxable income before operating loss deduction and special deductions, as required to be reported for the taxpayer's taxable year under the Internal Revenue Code, subject to certain modifications. Similarly, ORC Section 5747.01 defines the term "adjusted gross income" (relative to individuals) to mean adjusted gross income as defined and used in the Internal Revenue Code, with certain modifications. Consequently, so long as the Plan described herein does not generate federal taxable income to either the corporate or shareholder parties to the Conversion, it does not generate Ohio taxable income.

        Furthermore, the Company has received an opinion from Keller & Company to the effect that the subscription rights have no ascertainable fair market value because the rights are received by specified persons at no cost, may not be transferred and are of short duration. The IRS could challenge the assumption that the subscription rights have no ascertainable fair market value. If this occurs, the Ohio income tax consequences of these subscription rights would differ significantly than what is described above.

(2) The Company is a "financial institution" for State of Ohio tax purposes, and the Conversion will not change such status.

(3) The Company is subject to the Ohio corporate franchise tax on "financial institutions," which is imposed annually at a rate of 1.5% of the Company's equity capital determined in accordance with GAAP, and the Conversion will not change such status.

(4) As a "financial institution," the Company is not subject to any tax based upon net income or net profit imposed by the State of Ohio, and the Conversion will not change such status.

(5) The Conversion will not be a taxable transaction to the Association in its mutual or stock form, or the Company for purposes of the Ohio corporate franchise tax. However, as a consequence of the Conversion the annual Ohio corporate franchise tax liability of the Company will increase if the taxable net worth of the Company (i.e., book net worth computed in accordance with GAAP at the close of the Company's taxable year for federal income tax purposes) increases thereby.


Caveats and Limitations

It is assumed for the purpose of this opinion that neither Anness, Gerlach & Williams or the management of the Association or the Company are aware of any facts inconsistent with those set forth above. Also, it is assumed the opinion accurately reflects all consummated and proposed transactions. The existence of inconsistent facts and/or proposed transactions not set forth could alter our opinion. Additionally, the opinions expressed herein are based upon the provisions of the Internal Revenue Code and the ORC, Treasury regulations (both current and proposed), revenue rulings and procedures and related authorities which would affect our opinions set forth herein.

Our opinion is based solely upon the facts, representations and assumptions contained herein, and we have not undertaken an independent investigation of such facts or representations. Our opinion would require reevaluation in the event any such fact or representation is inaccurate as of the date of this opinion.

The opinions expressed in this opinion reflect what we believe to be the State of Ohio tax consequences of the Conversion described herein. Nevertheless, they are only opinions, and no assurance can be given that the State of Ohio will not challenge any position taken in such opinions. Furthermore, it should be noted that we express no opinion regarding tax consequences under the laws of any foreign or local jurisdiction, nor the consequences under the Internal Revenue Code. Additionally, no opinion is expressed on State of Ohio tax matters except those specifically discussed herein.

This letter is intended solely for reliance by the Board of Directors of Home Federal Savings and Loan Association of Niles and should not be used for any other purpose.

Very truly yours,



ANNESS, GERLACH & WILLIAMS